Exhibit 99.1

MacDONALD, DETTWILER AND ASSOCIATES LTD.

2017 LONG TERM INCENTIVE PLAN

1.	Purpose of the 2017 Plan

The purpose of the 2017 Long Term Incentive Plan (“2017 Plan”) is to advance the interests of MacDonald, Dettwiler and Associates Ltd. (“MDA” or “Company”) and its shareholders by enabling MDA and other Participating Companies (as defined below) to attract and retain highly talented employees who are in a position to make significant contributions to the success of MDA, to reward them for their contributions to the success of MDA, and to encourage them to increase their proprietary interest in MDA and their personal interest in its continued success and progress.

This 2017 Plan provides for the award of the right to earn Appreciation Units (as herein defined).

2.	Definitions

For the purposes of this 2017 Plan and related documents, the following definitions apply:

“2017 Plan” means this 2017 Long Term Incentive Plan, as amended from time to time.

“Act” means the Business Corporations Act (British Columbia), as amended.

“Appreciation Unit” means an appreciation unit granted to a Grantee pursuant to Section 6 of this 2017 Plan, comprising the rights granted to a Grantee under this 2017 Plan including the right of certain Grantees to acquire Shares as set forth in Award Agreements entered into as contemplated hereunder subject to terms and conditions of this 2017 Plan.

“AU Account” means the account established on the books of the Company in respect of a Grantee pursuant to Section 7(a) of this 2017 Plan.

“AU Value” with respect to any exercise of a Appreciation Unit means the positive difference between the average of the Fair Market Value of a Share for the five Business Days up to and including the date on which Notice of exercise is received by the Company less the Base Price for the Appreciation Unit being exercised.

“Award” means the grant to a Grantee of a specified number of Appreciation Units subject to the terms of this 2017 Plan.

“Award Agreement” means the 2017 Long Term Incentive Plan Award Agreement or other written agreement between MDA and a Grantee that evidences and sets out the terms and conditions of an Award.

“Base Price” for an Appreciation Unit means the Fair Market Value of a Share on the Date of Grant.

“Black-Out Period” means the period during which a restriction is imposed by the Company on all or any of its directors, officers, insiders or persons in a special relationship whereby they are to refrain from trading in the Company’s securities until the restriction has been lifted by the Company.

“Board” means the Board of Directors of the Company.

“Business Day” means a day on which the Stock Exchange and on which the banks in Vancouver, British Columbia are open for business.

“Cancellation Notice” has the meaning as set forth in Section 23(b) of this 2017 Plan.

“Cash-Out Amount” has the meaning as set forth in Section 7(d) of this 2017 Plan.

“Cash-Out Rights” has the meaning set forth in Section 7(d) of this 2017 Plan.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Committee” means a committee of the Board designated from time to time by resolution of the Board, which committee shall consist of no fewer than two members of the Board, none of whom shall be an officer or other salaried employee of any Participating Company.

“Company” or “MDA” means MacDonald, Dettwiler and Associates Ltd., a corporation governed by the laws of British Columbia or any successor thereof.

“Consideration Reduction” has the meaning as set forth in Section 23(a) of this 2017 Plan.

“Date of Grant” means the day on which an Award is made by the Company under this 2017 Plan.

“Deductions” has the meaning set forth in Section 7(d) of this 2017 Plan.

“Disability Termination Date” has the meaning set forth in Section 10(e) of this 2017 Plan.

“Employee” with respect to a Participating Company means an individual who is considered an employee of the Participating Company as defined under the Tax Act or the applicable legislation in the jurisdiction of the Participating Company.

“Exercise Date” means the date on which the Company has received Notice from the Grantee of the Grantee’s exercise of any Appreciation Unit.

“Exercise Notice” has the meaning as set forth in Section 23(b) of this 2017 Plan.

“Fair Market Value of a Share” means the closing sale price of the Shares on the Stock Exchange, or, if that measure of price is not available, in a national market system for securities on the date or dates as provided hereunder. In the event that the Shares are not listed on any such market or national securities or stock exchange, a valuation of the fair market value of a Share on such date shall be made by the Board in its sole discretion.

“Final Date of Exercise” has the meaning set forth in Section 10(b) of this 2017 Plan.

“Grantee” means an Employee who receives an Award or holds an Appreciation Unit under this 2017 Plan.

“Initial Appreciation Unit” means the Appreciation Unit awarded with a Date of Grant of December 1, 2015.

“Insider” means:

(a)	an insider as defined under Section 1(12) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary; and

(b)	an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of subparagraph (a).

“Leave of Absence Expiry Date” has the meaning set forth in Section 10(e) of this 2017 Plan.

“Maturity Date” for the Initial Appreciation Units means midnight on November 30, 2026, and for any other Appreciation Units granted hereunder means midnight on the Business Day that is ten years after the Date of Grant of those Appreciation Units; provided however that if a Maturity Date falls within a Black-Out Period, the Maturity Date will be extended by 10 Business Days after the expiration of the Black-Out Period.

“Notice” means notice in writing sent by mail, personal delivery or recorded electronic method of transmission as provided by the Company or a Grantee.

“Override Notice” has the meaning as set forth in Section 23(b) of this 2017 Plan.

“Participating Company” means the Company and any Subsidiary of the Company.

“Person” shall mean an individual, corporation, partnership, association or other person or entity, or any group of two or more of the foregoing that have agreed to act together.

“Plan Adoption Date” means October 28, 2016.

“Right to Acquire Shares” has the meaning set forth in Section 7(d) of this 2017 Plan.

“Section 23(a) Election” has the meaning as set forth in Section 23(a) of this 2017 Plan.

“Security-Based Compensation Arrangement” means an option, option plan, employee share purchase plan, long-term incentive plan, phantom unit plan or any other compensation or incentive mechanism pursuant to which Shares from treasury are being issued to one or more directors, officers or employees of the Company or any Participating Company or current or past full-time or part-time employees of the Company or any Participating Company.

“Securities Laws” means all applicable laws, rules, regulations, orders, and published policies relating in full or in part to trading in securities, to the extent legally enforceable in any jurisdiction in which a Grantee is resident and receives an Award.

“Senior Officer” means any one of the President and Chief Executive Officer, the Chief Operating Officer or the Chief Financial Officer.

“Shares” means common shares in the capital of the Company.

“Stock Exchange” means the Toronto Stock Exchange.

“Stock Option Plan” means the stock option plan of the Company dated December, 1999.

“Subsection 110(1.1) Election” has the meaning set forth in Section 21(c) of this 2017 Plan.

“Subsidiary” has the meaning specified in the Act.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Terminating Transaction” means any of the following events: (a) the dissolution or liquidation of the Company; (b) a reorganization, merger, amalgamation, arrangement, consolidation or business combination of the Company with one or more other Persons as a result of which (i) the Company goes out of existence or becomes a Subsidiary of a corporation other than a Participating Company immediately prior to such event; (ii) there has otherwise been an acquisition of control of the Company (within the meaning of the Tax Act) by a Person other than a Participating Company immediately prior to such event; or (iii) the shareholders of the Company, as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation; or (c) a sale of all or substantially all of the Company’s assets to a Person or entity other than a Person that was a Participating Company immediately prior to such event; or (d) a sale to one Person (or two or more Persons acting in concert), other than to a Participating Company immediately prior to such event, of equity securities of the Company resulting in such Person or Persons holding Shares representing at least fifty percent (50%) or more of the aggregate voting power of all outstanding equity securities of the Company. For the purposes of (c), a sale of all or substantially all of the Company’s assets means a sale determined as a sale of all or substantially all of the Company’s assets by the Board, for the purpose and with specific reference to this 2017 Plan.

“Terminating Value” has the meaning as set forth in Section 15 of this 2017 Plan.

“Total Disability” means permanent and total disability as determined in the sole discretion of the Board.

“U.S. Taxpayer” means a Grantee who is a U.S. Citizen, U.S. permanent resident or U.S. tax resident for the purposes of the Code whose award of Appreciation Units under this 2017 Plan would be subject to U.S. taxation under the Code. Such Grantee shall be considered a U.S. Taxpayer solely with respect to such awards.

3.	Administration of 2017 Plan

(a)	Administration by Board. This 2017 Plan shall be administered by the Board. The Board shall have authority, not inconsistent with the express provisions of this 2017 Plan, to:

(i)	grant Awards of Appreciation Units to such eligible Employees as the Board may select on recommendation of the President and Chief Executive Officer;

(ii)	determine the timing of Awards and the number of Appreciation Units, subject to each Award;

(iii)	determine the terms and conditions of each Award, including the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award;

(iv)	adopt such rules and regulations as the Board may deem necessary or appropriate to carry out the purposes of this 2017 Plan;

(v)	interpret the provisions of this 2017 Plan of any Awards made hereunder and decide any questions and settle all controversies and disputes that may arise in connection therewith.

All decisions, determinations, interpretations or other actions by the Board with respect to this 2017 Plan and any Awards shall be final, conclusive and binding on all Persons, including the Company, Participating Companies and Grantees and their respective legal representatives, their successors in interest and permitted assigns and upon all other Persons claiming by, through, under or against any of them.

(b)	Administration and delegation by Committee. Subject to the Act but otherwise in its sole discretion, the Board may delegate some of its powers with respect to this 2017 Plan to a Committee (in which case references to the Board in this 2017 Plan shall be deemed to refer to the Committee, where appropriate) except for the authority to make Awards under this 2017 Plan, unless such delegation is qualified. The delegated authority shall include the power to:

(i)	determine the timing of Awards;

(ii)	make any determination in Section 9; and

(iii)	determine the terms and conditions of each Award, including the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award.

4.	2017 Plan

(a)	Aggregate Awards. An aggregate of 1,900,000 Appreciation Units may be granted under all Awards as Appreciation Units and in the aggregate 300,000 Shares will be reserved for issuance under this 2017 Plan. Any other additional Appreciation Units granted hereunder will be as determined by the Board, provided however that if any such increased Appreciation Units may be satisfied by the issuance of Shares from treasury any such increase shall be subject to the prior approval of the Stock Exchange and shareholders. For greater certainty, the number of Appreciation Units to which a particular Grantee is entitled shall be fixed on or prior to the Date of Grant and be specified in the Award Agreement.

(b)	Limitation of Awards. Any Award of Appreciation Units shall be subject to the following limits if the Company shall determine to issue Shares from treasury to satisfy the payment of any Appreciation Units:

(i)	the aggregate number of Shares reserved for issuance upon the exercise of all Appreciation Units granted under this 2017 Plan, and any appreciation units, deferred share units or options granted under any other Security-Based Compensation Arrangement of the Company, shall not exceed 10% of the issued and outstanding Shares;

(ii)	the aggregate number of Shares issuable to Insiders under this 2017 Plan, and under any other Security-Based Compensation Arrangement of the Company, cannot at any time exceed 10% of the issued and outstanding Shares; and

(iii)	the aggregate number of Shares issued to Insiders under this 2017 Plan, and under any other Security-Based Compensation Arrangement of the Company within a one-year period, cannot exceed 10% of the issued and outstanding Shares.

No Appreciation Awards shall be issued to any director of a Participating Company who is not an Employee.

(c)	Changes in Capital. In the event of a stock dividend, share split or consolidation of Shares, exchange of securities, distribution payable in Shares, recapitalization or other change in MDA’s capital stock affecting the Shares, the number of Appreciation Units subject to grants or conversions then outstanding or subsequently awarded under this 2017 Plan, the maximum number of Appreciation Units under this 2017 Plan, and other relevant provisions shall be appropriately adjusted by the Board, so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event.

5.	Effective Date

This 2017 Plan shall be effective as of the Plan Adoption Date.

6.	Awards under the 2017 Plan

Each Grantee under this 2017 Plan will be granted an Award, which will specify the number of Appreciation Units granted under this 2017 Plan and the Base Price with respect to those Appreciation Units.

7.	Terms of Appreciation Units

(a)	The Company shall establish an AU Account on its books in respect of each Grantee in order to record the number of Appreciation Units granted or awarded to a Grantee on the grant thereof pursuant to an Award.

(b)	Subject to Section 10 below the Initial Appreciation Units will vest in the amount of one-quarter ( 1⁄4) of the Award on December 1, 2017, and, thereafter, in the amount of an additional one-quarter ( 1⁄4) of the Award on each of, December 1, 2018, December 1, 2019 and December 1, 2020 with respect to the Initial Appreciation Units; and all other Appreciation Units granted or awarded will vest in the amount of one-quarter ( 1⁄4) of the Award on the first anniversary of the Date of Grant and, thereafter, in the amount of an additional one-quarter ( 1⁄4) of the Award on the second, third and fourth anniversary of the Date of Grant.

(c)	The Appreciation Units in a Grantee’s AU Account shall mature on their Maturity Dates.

(d)	Notwithstanding the vesting of any Appreciation Units, subject to Sections 10 and 11, a Grantee may not exercise any Appreciation Units prior to vesting, but may exercise at any time after the Appreciation Units have vested and from time to time thereafter, all or part of the vested Appreciation Units held in the Grantee’s AU Account on the Exercise Date.

Upon exercise of the vested Appreciation Units, by Notice to the Company, the Grantee, subject as hereinafter provided, may elect to exercise rights to acquire Shares under an Award Agreement pursuant to Alternative A (the “Right to Acquire Shares”) or to transfer to the Company and to relinquish and surrender all such rights under an Award Agreement to the Company in exchange for a cash payment pursuant to Alternative B (“the Cash-Out Rights”), provided however that a Grantee who is a U.S. Taxpayer shall only have the right to exercise the Cash-Out Rights.

Alternative A – Right to Acquire Shares

If a Grantee, other than a U.S. Taxpayer, shall elect the Right to Acquire Shares, the Company shall, based on surrender to the Company of the vested Appreciation Units exercised, and on payment as herein provided, and as soon as administratively possible, deliver to the Grantee the number of Shares represented by the number of Appreciation Units exercised upon payment by the Grantee to the Company of an amount equal to the Base Price multiplied by the number of vested Appreciation Units being exercised plus the amount of all Deductions payable with respect to the Appreciation Units that are being exercised.

Alternative B – Cash-Out Rights

Subject to Section 23(b), if a Grantee shall elect the Cash-Out Rights or a U.S. Taxpayer shall exercise its rights and be deemed to have elected the Cash-Out Rights, the Company shall pay to the Grantee, based on surrender to the Company of the vested Appreciation Units exercised, and as soon as administratively possible after the Exercise Date but in any event in the calendar year in which the Appreciation Units are exercised, an amount equal to the AU Value at the Exercise Date multiplied by the number of vested Appreciation Units being exercised, less all Deductions (the “Cash-Out Amount”). By exercising the Cash-Out Rights, a Grantee hereby relinquishes and surrenders his or her rights to elect the Right to Acquire Shares with respect to the Appreciation Units being exercised. The full amount of any federal, provincial, state and/or withholding and other employment taxes (the “Deductions”) applicable as a result of an exercise shall be paid by the Grantee by cheque to the Company or by the Company from any withholding of the amount of the Deductions from the amount payable to the Grantee.

(e)	All vested Appreciation Units must be exercised on or before the Maturity Date thereof and if not so exercised shall terminate and have no further value.

(f)	The Shares to be delivered by the Company to the Grantee, upon exercise of the Right to Acquire Shares or pursuant to Section 23(b), may be purchased in the open market, or subject to compliance as provided in Section 21, from treasury. If the Shares are issued from treasury, the Shares may have a legend set forth thereon as required by applicable Securities Laws.

8.	Award Agreements

Each Award pursuant to this 2017 Plan shall be evidenced by an Award Agreement, to be executed by the Company and by the Grantee, containing terms and conditions not inconsistent with the terms and conditions of this 2017 Plan. The grant of any Award or Appreciation Units is solely at the discretion of the Company and the grant of any Award or Appreciation Units in any one year to any particular Grantee does not entitle that Grantee to any grant of any award, appreciation units, options, share appreciation rights or any similar instruments under this 2017 Plan or any other plan established by the Company and issued or awarded from time to time.

9.	Discretionary Awards

Awards may be made under this 2017 Plan to any Employee of any Participating Company as the Board or the Committee shall determine and designate from time to time. The Board may set limits on the number of Appreciation Units that may be granted to any Person or class of Persons.

10.	Additional Vesting and Termination

(a)	Discretionary Accelerations, etc. Notwithstanding any other term of this 2017 Plan, the Board may, in its sole discretion, accelerate the time at which all or any part of any Appreciation Units may be exercised.

(b)	Termination of Employment or Officership. In the event of termination of employment of a Grantee with the Participating Companies for any reason, including by way of retirement or pursuant to Section 12, but excluding any termination of employment for “cause” or by reason of death or Total Disability, except as may be provided in any Award Agreement all Appreciation Units under this 2017 Plan which have vested shall be deemed to have matured (i) on the last day of employment of the Grantee following receipt by the Participating Company of a Notice of termination from the Grantee to the Company or a Participating Company, or the date of retirement, as the case may be; or (ii) if the termination of employment is by the Company or a Participating Company, whether a period of notice is given during which the Grantee is required to work or not, such final date exercise (the “Final Date of Exercise”) as set forth by the Company within 30 days from the date of the Notice given by the Company or Participating Company to the Grantee of the termination, which Final Date of Exercise shall not be more than 30 days after the date of such Notice of termination. Notwithstanding the foregoing, if the dates as determined above shall fall within a Black-Out Period, the date by which the Appreciation Units may be exercised shall be extended by 10 Business Days after the expiry of the Black-Out Period, and the Company shall give notice to the Grantee of the expiration of the Black-Out Period. For the purposes hereof if a Grantee shall cease to be an Employee and shall be an independent contractor, all Appreciation Units which have vested shall be deemed to have matured on the date that the Grantee shall cease to be an Employee. A Grantee who is an Employee of a Participating Company shall be deemed to have incurred a termination and been given notice of termination for purposes of this Section 10(b) if such Participating Company ceases to be a Participating Company, unless such Grantee is an Employee, officer or director of any other Participating Company. Any Appreciation Units which have not vested at the time of any termination of employment or upon a Grantee ceasing to be an Employee as provided herein shall cease and be cancelled upon the date of that termination or the date of that Final Date of Exercise, as herein provided.

(c)	Rights in the Event of Death. In the event that the employment of a Grantee with a Participating Company is terminated by reason of death, all Appreciation Units which are vested at the date of death must be exercised within a period of 6 months after the date of death and if not so exercised within that period will be deemed to have matured and be cancelled, and all unvested Appreciation Units shall be deemed to have matured and be cancelled on the date of death.

(d)

Rights in the Event of Total Disability. In the event that the employment of a Grantee with a Participating Company is terminated by reason of Total Disability of the Grantee, all Vested Appreciation Units at the date of the termination of employment by Total Disability (the “Disability Termination Date”) must be exercised within a period of 30 days after the Disability Termination Date and if not so exercised within that period will be deemed to have matured and be cancelled, and all unvested Appreciation Units at the Disability Termination Date shall be deemed to have matured and be cancelled on the Disability Termination Date.

(e)	Leave of Absence. An approved leave of absence shall mean an absence approved by a Participating Company, pursuant to a policy or otherwise for military leave, sick leave, or other bona fide leave, for such period as approved by the Participating Company and a leave as requested by a Participating Company and approved by the President and Chief Executive Officer. During an approved leave of absence in excess of 30 days, all vesting of any Appreciation Units shall be suspended and shall commence upon the Grantee recommencing employment on the same terms as contained in this 2017 Plan taking into consideration the length of the leave of absence. If the Grantee shall not recommence employment upon expiry of the approved leave of absence (the “Leave of Absence Expiry Date”), the Award held by the Grantee will terminate and the Appreciation Units thereunder which have vested must be exercised within 30 days after the Leave of Absence Expiry Date and if not so exercised within that period will be deemed to have matured and be cancelled; and all Appreciation Units under the Award Agreement which have not vested on the Leave of Absence Expiry Date shall be deemed to have matured and shall be cancelled. Notwithstanding the foregoing, in no event shall an approved leave of absence result in Appreciation Units surviving beyond the Maturity Date. In the event that a Grantee with a Participating Company requests and receives an approved leave of absence, unvested Appreciation Units under this 2017 Plan may be terminated in whole or in part, at the sole discretion of the Company by notice to the Grantee, from the effective date of the Grantee’s approved leave of absence. Appreciation Units that have been reduced under this Section 10(e) may not be reinstated at a later date if the Grantee returns from the approved leave of absence.

(f)	Minimum Hours of Work. Subject to the forgoing and except as expressly approved by the Board in its sole discretion and subject to the laws of the jurisdiction in which the Grantee is employed, in the event that the number of hours worked per week of a Grantee with a Participating Company, reduces or is reduced to less than 25 total hours per week on regular basis, such Grantee shall be considered as a terminated employee, and the date of termination shall be the date from which the Grantee reduces his or her hours of work. All Appreciation Units shall be deemed to have matured on the date of termination.

(g)

Reduction of Hours of Work. In the event that the hours of work of a Grantee with a Participating Company is reduced by reason of a request from the Grantee, unvested Appreciation Units under this 2017 Plan may be terminated in whole or in part, at the sole discretion of the Company by notice to the Grantee, from the effective date of the Grantee’s reduction in hours of work. Appreciation Units that have been reduced under this Section 10(g) may not be reinstated at a later date if the Grantee’s hours of work are subsequently increased.

(h)	The Board, in its discretion, may waive any provision contained in this Section 10.

11.	U.S. Taxpayers

Notwithstanding any provisions of this 2017 Plan, the Company shall not have the right to give any Section 23(a) Election to any Grantee who is a U.S. Taxpayer.

12.	Forfeiture Conditions

Unless otherwise provided in an Award Agreement all rights of a Grantee to Appreciation Units shall be forfeited on a termination for “cause”. “Cause” shall include engaging in an activity that is detrimental to the Company including, without limitation, criminal activity, failure to carry out the duties assigned to the Grantee as a result of incompetence or wilful neglect, conduct casting such discredit on the Company as in the opinion of the Board justifies termination or forfeiture of the Award, or such other reasons, including the existence of a conflict of interest, as the Board may determine. “Cause” is not limited to events that have occurred prior to the Grantee’s termination of service, nor is it necessary that the Board’s finding of “cause” occur prior to such termination. If the Board determines, subsequent to a Grantee’s termination of service but prior to the exercise of any rights under an Award, that either prior or subsequent to the Grantee’s termination the Grantee engaged in conduct that would constitute “cause”, then the rights with respect to an Award shall be forfeited.

13.	Compliance with Securities Laws

The grant of an Award and grant of Appreciation Units shall be subject to compliance with (i) applicable federal, provincial and state laws and regulations, including Securities Laws, (ii) all applicable listing requirements of the Stock Exchange and any national securities or stock exchange or national market system on which the Shares are then listed or quoted, and (iii) Company counsel’s approval of all other legal matters in connection with the delivery of such Appreciation Units.

14.	Status of Awards and Appreciation Units

Any Awards and Appreciation Units shall not be considered a security of the Company and any Grantee shall not be entitled to any rights as a security holder in the Company or as a holder of Shares.

15.	Terminating Transaction

Except as otherwise provided herein, all Appreciation Units outstanding under this 2017 Plan shall accelerate and be deemed to have been vested on the completion of a Terminating Transaction in which event all Appreciation Units shall be exercisable at the same value as the Shares held by shareholders are valued in the Terminating Transaction (the “Terminating Value”). Grantees may exercise their Appreciation Units in the manner as provided herein by notice to the Company effective on the date of completion of the Terminating Transaction and shall receive the Terminating Value for their Appreciation Units. Upon consummation of any such event, this 2017 Plan shall terminate.

16.	Taxes

The Board shall make such provisions and take such steps as it deems necessary or appropriate for the withholding of any federal, provincial, state, local and other tax required by law to be withheld by the Company with respect to payments of Appreciation Units pursuant to this 2017 Plan. As a condition of a grant or exercise or redemption of any Appreciation Units or payment thereof on maturity, a Grantee (or the Grantee’s beneficiary or legal representative) will pay to the appropriate Participating Company any amount required to be withheld, or to execute such other documents as the Board deems necessary or desirable in connection with the satisfaction of any applicable withholding obligation.

17.	Employment Rights

Neither the adoption of this 2017 Plan nor the making of any Awards shall confer upon any Grantee any right to continue as an Employee, officer or director of any Participating Company or affect in any way the right of any Participating Company to terminate the Employee at any time. Except as otherwise specifically provided by the Board in any particular case, the loss of existing or potential profit in Appreciation Units under this 2017 Plan shall not constitute an element of damages in the event of termination of the relationship of a Grantee, unless the termination is in violation of an obligation of the Company to the Grantee under a written agreement of employment.

18.	Corporate Action

Nothing contained in this 2017 Plan or in an Award Agreement shall be construed so as to prevent any Participating Company from taking corporate action which is deemed by the Company or the Participating Company, acting in good faith, to be appropriate or in its best interest, whether or not such action would have an adverse effect on this 2017 Plan or any outstanding Award, provided that the Company shall not undertake any such corporate action with the intent to adversely prejudice any outstanding Award.

19.	Amendment or Termination of 2017 Plan

(a)	Neither the adoption of this 2017 Plan nor the making of any Awards shall affect the Company’s right to grant options under the Stock Option Plan or otherwise, outside of this 2017 Plan to any Person that is not subject to this 2017 Plan, to issue to such Persons Shares as a bonus or otherwise, or to adopt other plans or arrangements under which Shares may be issued.

(b)	With the consent of the Grantee, the Board may at any time cancel an existing Award or Appreciation Units in whole or in part and make any other Award or Appreciation Units as the Board specifies. No amendment of this 2017 Plan or the Appreciated Units granted shall materially adversely affect the rights of any Grantee (without the Grantee’s consent) under any outstanding Award or Appreciation Units held.

(c)	Subject to 19(e), the Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend this 2017 Plan in whole or in part, (ii) amend or discontinue any Appreciation Units granted under this 2017 Plan, and (iii) terminate this 2017 Plan, without prior notice to or approval by any Grantees or shareholders of the Company. Without limiting the generality of the foregoing, the Board may:

(i)	amend the definition of “Grantee” or the eligibility requirements for participating in this 2017 Plan, where such amendment would not have the potential of broadening or increasing Insider participation;

(ii)	amend the manner in which Grantees may elect to exercise any Appreciation Units;

(iii)	amend the provisions of this 2017 Plan relating to the Appreciation Units and the dates for the exercise of the same;

(iv)	make any amendment which is intended to ensure compliance with tax, securities and other laws applicable thereto and the requirements of the Stock Exchange;

(v)	make any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(vi)	make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of this 2017 Plan and any provisions of any tax, securities and other laws applicable thereto and the requirements of the Stock Exchange;

(vii)	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

(viii)	make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Company; and

(ix)	make any amendment which is intended to facilitate the administration of this 2017 Plan.

(d)	No amendment may be made to this 2017 Plan or any Appreciation Unit to change the Base Price or the determination of the AU Value.

(e)	No modification or amendment of the following provisions of this 2017 Plan shall be effective unless and until the Company has obtained the approval of the shareholders of the Company in accordance with the rules and policies of the Stock Exchange:

(i)	the number of Shares reserved for issuance under this 2017 Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

(ii)	the definition of “Grantee” or the eligibility requirements for participating in this 2017 Plan, where such amendment would have the potential of broadening or increasing Insider participation, including permitting any independent directors of a Participating Company to be Grantees;

(iii)	any amendment that would permit Awards or Appreciation Units granted under this 2017 Plan to be transferable or assignable other than for normal estate settlement purposes;

(iv)	the extension of any right of a Grantee under this 2017 Plan beyond the date on which such right would originally have matured on their applicable Maturity Date; and

(v)	the terms of Section 19(c), 19(d) or 19(e).

(f)	No amendment, suspension or discontinuance of this 2017 Plan or of any granted Appreciation Unit may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which this 2017 Plan or the Company is now or may hereafter be subject.

(g)	If the Board terminates this 2017 Plan, no new Appreciation Units (other than Appreciation Units that have been granted but vest subsequently pursuant to Section 7(b)) will be credited to the AU Account of a Grantee, but previously credited (and subsequently vesting) Appreciation Units shall be exercised in accordance with the terms and conditions of this 2017 Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Grantee receives the consideration payable on exercise for all Appreciation Units recorded in the Grantee’s AU Account. Termination of this 2017 Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Appreciation Units granted under this 2017 Plan prior to the date of such termination.

20.	Compliance with Laws

(a)	The administration of this 2017 Plan, including the Company’s issuance of any Appreciation Units or its obligation to make any payments or issuances of securities in respect thereof, shall be subject to and made in conformity with all laws applicable thereto.

(b)	Each Grantee shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in this 2017 Plan) that the Grantee shall, at all times, act in strict compliance with this 2017 Plan and all applicable laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(c)	Any such amendment, suspension, or termination shall not adversely affect the Appreciation Units previously granted to a Grantee at the time of such amendment, suspension or termination, without the consent of the affected Grantee.

21.	Stock Exchange and Other Approvals

Notwithstanding the provisions of Section 7(d) hereof, the issue of any Shares from treasury and the reservation of any Shares for issue under this 2017 Plan shall require the prior approval of this 2017 Plan by the Stock Exchange and the prior approval of the shareholders of the Company pursuant to the rules of the Stock Exchange, which must be obtained by the Company. No Shares shall be issuable from treasury under this 2017 Plan until such approvals have been obtained.

22.	Tax Election

Whereas, pursuant to this 2017 Plan:

(a)	it is intended that Award Agreements and related Appreciation Units constitute an agreement by the Company to sell or issue Shares to Grantees that are Employees of the Company or of Participating Companies, pursuant to and subject to the terms of this 2017 Plan including Section 19 hereof, within the meaning of subsection 7(1) of the Tax Act; and

(b)	is intended that, subject to the provisions of the Tax Act and the alternative elections under Section 23 or any other terms of this 2017 Plan and Award Agreements, Grantees, other than U.S. Taxpayers, be entitled to benefit from any available deduction under paragraph 110(1)(d) of the Tax Act with regards to any exercise by the Grantee of the Right to Acquire Shares, as reflected in the Award Agreements, upon payment of the Base Price and if applicable, the amount of any Deductions; and with regards to any payment to such Grantees pursuant to the Cash-Out Rights in respect of the disposition or “cash-out” of the Grantees’ Appreciation Units comprising their Right to Acquire Shares;

the Company will covenant to the Grantees in the Award Agreements the following (unless the Company provides Notice to the Grantees under Section 23 of its contrary intention within 30 days prior to the first date of any vesting of the Appreciation Units)

(c)	the Company agrees to elect pursuant to subsection 110(1.1) of the Tax Act that neither it, any Participating Company, nor any other person not dealing at arm’s length with the Company will deduct, in computing its income for Canadian tax purposes, any amount in respect of a payment to a Grantee under the Cash Out Rights in respect of the surrender by the Grantees of Appreciation Units comprising their Right to Acquire Shares (the “Subsection 110(1.1) Election”); and

(d)	the Company will provide Grantees with written evidence of the Subsection 110(1.1) Election by mailing evidence of the Subsection 110(1.1) Election to the Grantees at their address of employment record with the Company; and

in respect of the foregoing, each Grantee will covenant in the Award Agreements in favour of the Company that he or she will file, with his or her income tax return for the year which includes a payment under the Cash-Out Rights, written evidence of the Company’s Subsection 110(1.1) Election.

23.	Alternative Notices by the Company

(a)	Notwithstanding the provisions of Sections 22 and 7(d) of this 2017 Plan, the Company may by Notice (the “Section 23(a) Election”) to the Grantees, other than any U.S. Taxpayer, given not less than 30 days prior to the first date of any vesting of the Appreciation Units granted under this 2017 Plan, elect to not make a Subsection 110(1.1) Election which Section 23(a) Election shall apply to all Appreciation Units and, where so specified by the Company in the Section 23(a) Election, the aggregate amount payable by a Grantee pursuant to any Right to Acquire Shares shall be reduced by $1 in total for each Grantee (the “Consideration Reduction”), so that Grantees may not be entitled to benefits under paragraph 110(1)(d) of the Tax Act in respect of either (a) the Right to Acquire Shares in respect of all of the Appreciation Units, where the Section 23(a) Election elects a Consideration Reduction, or (b) the Cash-Out Rights regardless of any specified Consideration Reduction. For greater certainty, it is hereby declared and agreed that the Consideration Reduction, if elected, shall apply to all Appreciation Units under this 2017 Plan, for all Grantees, other than Grantees that are U.S. Taxpayers, and shall not give rise to any termination, change or novation of any such Appreciation Units nor of any other terms, conditions or rights under this 2017 Plan or the relevant Award Agreement.

(b)	Notwithstanding the provisions of Sections 22 and 7(d) of this 2017 Plan, upon receipt by the Company of Notice from a Grantee exercising, or deemed to have exercised, the Cash-Out Rights with respect to any Appreciation Units held by the Grantee (the “Exercise Notice”), the Company may elect to override the Cash-Out Rights by giving Notice to the Grantee, including a U.S. Taxpayer (the “Override Notice”), within 2 Business Days of receipt of the Exercise Notice pursuant to which the Company will elect to (i) deliver to the Grantee a number of Shares obtained by dividing the Cash-Out Amount by the Fair Market Value of Shares on the Exercise Date, which Shares will be purchased on the open market, or (ii) issue to the Grantee from treasury a number of Shares obtained by multiplying the AU Value of the Appreciation Units being exercised on the Exercise Date by the number of Appreciation Units being exercised (the “Exercise Value”) and by dividing that product by the Fair Market Value of a Share on the Exercise Date. Upon receipt by the Grantee of an Override Notice, the Grantee shall have the right by Notice to the Company (the “Cancellation Notice”) given within 2 Business Days of receipt of the Override Notice, to retract the Exercise Notice, in which event the Appreciation Units shall be reinstated to the Grantee’s AU Account as if the Exercise Notice had never been given. If no Cancellation Notice is received by the Company within the specified time the Company shall deliver to the Grantee the number of Shares to which the Grantee is entitled as determined herein, depending on the election made by the Company. In the event of the exercise of (b)(ii) the Grantee shall forthwith pay to the Company, the amount of the Deductions applicable to the Exercise Value. If the Company does not issue an Override Notice within the time specified herein, the Company shall comply with the obligations with respect to the Cash-Out Right as provided in Section 7(d) of this 2017 Plan.

24.	General Provisions

(a)	Non-Transferability of Appreciation Units. No Appreciation Unit may be transferred, encumbered, pledged or alienated in any way other than by will or by the laws of succession, and during a Grantee’s lifetime an Appreciation Unit may be exercised only by the Grantee.

(b)	Titles and Headings. Titles and headings of sections of this 2017 Plan are for convenience of reference only and shall not affect the construction of any provision of this 2017 Plan.

(c)	Time. If the time for any action to be taken hereunder or any notice given falls or is given on a Saturday, Sunday or a holiday in British Columbia, the action taken or notice given shall be deemed to have occurred or been given on the next day following the date that is not a holiday.

(d)	Governing Law. This 2017 Plan shall be governed by, interpreted under and construed and enforced in accordance with the internal laws, and not the laws pertaining to conflicts or choice of laws, of the Province of British Columbia and the federal laws of Canada applicable therein.

(e)	Severability. If any provision of this 2017 Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

This 2017 Plan was duly adopted by the Board of Directors of the Company as of October 28, 2016 and amended on July 18, 2017.

“Angela Lau”
Angela Lau Corporate Secretary